SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated November 14, 2025.

Buenos Aires, November 14, 2025

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

Buenos Aires

Ref.: Repurchase of Notes.

Dear Sirs,

We hereby inform that between November 3, 2025 and November 12, 2025, YPF S.A. (the “Company”) has repurchased a total amount of Ps. 57,827,506,224 (fifty seven billion eight hundred and twenty seven million five hundred and six thousand two hundred and twenty four Argentine pesos) of its Class XXI Notes (YMCMO) equivalent to a par value of US$ 39,874,776, which will be held in portfolio. The Class XXI Notes, maturing in January 2026, were issued by the Company in January 2023, under the Company’s Frequent Issuer regime. The repurchase has been made at an average price equivalent to 99.00% of their nominal value.

Yours faithfully,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer